PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 23, 1998)

                                  $250,000,000
                         SEARS ROEBUCK ACCEPTANCE CORP.
                           7% NOTES DUE MARCH 1, 2038
                            ------------------------
     Interest on the 7% Notes due March 1, 2038 (the "Notes") is payable quarterly on March 1, June 1, September 1 and December 1 of each year, commencing June 1, 1998. Except as described below under "Description of Notes -- Redemption for Tax Reasons," the Notes will not be redeemable prior to March 1, 2003. Thereafter, the Notes will be redeemable by the Company on each Interest Payment Date (as defined below) at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the date of redemption. The Notes will be available for purchase in denominations of $25 and integral multiples thereof.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                           PRICE TO               UNDERWRITING             PROCEEDS TO
                                          PUBLIC(1)               DISCOUNT(2)             COMPANY(1)(3)
-------------------------------------------------------------------------------------------------------------
Per Note.........................            100%                    3.15%                    96.85%
-------------------------------------------------------------------------------------------------------------
Total............................        $250,000,000              $7,875,000              $242,125,000
=============================================================================================================

(1) Plus accrued interest, if any, from March 3, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(3) Before deduction of expenses payable by the Company, estimated to be $125,000.

                            ------------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company ("DTC"), on or about March 3, 1998, against payment therefor in immediately available funds.

                            ------------------------

MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                                                            SALOMON SMITH BARNEY
                            ------------------------
          The date of this Prospectus Supplement is February 26, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                         ------------------------------

                         INTERIM FINANCIAL INFORMATION

     The following table sets forth certain summary financial information of Sears Roebuck Acceptance Corp. (the "Company" or "SRAC") for the nine-month periods ended September 27, 1997 and September 28, 1996. The summary information is unaudited, but in the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results of operations of the Company have been included. The operating results for the nine-month period ended September 27, 1997 are not necessarily indicative of results to be expected for the full year. The summary information should be read in conjunction with the financial statements incorporated in the Prospectus by reference.

                                                                    NINE MONTHS ENDED
                                                                       (UNAUDITED)
                                                              -----------------------------
                                                              SEPTEMBER 27,   SEPTEMBER 28,
                                                                  1997            1996
                                                              -------------   -------------
                                                                  (DOLLARS IN MILLIONS)
Operating Results
Total revenues..............................................     $   667         $   486
Interest and related expenses...............................         532             385
Total expenses..............................................         533             386
Income taxes................................................          47              35
Net income..................................................          87              65
Financial Position
Assets
  Notes of Sears............................................     $14,162         $11,677
  Commercial receivable balances purchased from Sears.......          85              96
  Total assets..............................................      14,384          12,200
Liabilities
  Commercial paper..........................................       4,031           4,660
  Agreements with bank trust departments....................          --              71
  Intermediate-term loans...................................         300             945
  Medium-term notes.........................................       5,358           3,773
  Discrete underwritten debt................................       2,550             998
  Total liabilities.........................................      12,410          10,540
Sears, Roebuck and Co. investment in the Company
  Capital stock (including capital in excess of par
     value).................................................         585             385
  Retained income...........................................       1,389           1,275
Other Pertinent Data
Contractual Credit Facilities (quarter-end).................       5,040           5,040

     During the nine months ended September 27, 1997, the Company's revenues increased 37% to $667 million from $486 million in the comparable 1996 period. The increase in revenue is attributable to a $3.0 billion increase in SRAC's average earning assets compared to the first nine months of 1996 in response to Sears funding requirements.

     The Company's interest and related expenses increased 38% to $532 million from $385 million for the nine months ended September 27, 1997 as compared to the comparable 1996 period. The

Company's cost of short-term funds averaged 5.53% compared to 5.50% for the same period in 1996. The Company's short-term borrowings averaged $3.7 billion compared to the respective 1996 level of $4.6 billion. The Company's long-term debt averaged $7.6 billion compared with $4.1 billion in the first nine months of 1996.

     The Company's net income of $87 million for the first nine months of 1997 reflects an increase of 34% over the comparable 1996 period amount of $65 million. The Company's ratio of earnings to fixed charges was 1.25 compared to
1.26 for the comparable 1996 period.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the Prospectus as the "Offered Debt Securities") supplements the description of the general terms and provisions of Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Reference should be made to the Prospectus and the Indenture under which the Notes will be issued for the definitions of certain capitalized terms used herein.

     The Notes are to be issued under an Indenture, dated as of May 15, 1995, between the Company and The Chase Manhattan Bank, as Trustee. A copy of the Indenture has been filed with the Commission and is hereby incorporated by reference as part of the Registration Statement.

     The Notes will mature on March 1, 2038 (the "Maturity Date") and will be limited in aggregate principal amount to $250,000,000. The Notes will constitute a single series of Debt Securities under the Indenture. The Notes will be issued in fully registered book-entry form only, without coupons, in denominations of $25 and integral multiples thereof. Each Note will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from and including March 3, 1998 or from and including the most recent Interest Payment Date to which interest has been paid or provided for, payable quarterly on March 1, June 1, September 1 and December 1 of each year, commencing June 1, 1998 (each, an "Interest Payment Date"), to the person in whose name the Note is registered (the "Holder") at the close of business on the date fifteen days prior to such Interest Payment Date (the "Regular Record Date"). For so long as the Notes are held solely in book-entry form through the facilities of DTC, the only registered holder of the Notes will be Cede & Co., as nominee for DTC.

     If any Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the interest or principal payment shall be made on the next day that is a Business Day, and no interest on such payment shall accrue for the period from and after the Interest Payment Date or the Maturity Date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     Payments of principal will be made to DTC by wire transfer (or, if Certificated Notes (as defined below) are issued, to holders of Certificated Notes by check unless proper wire transfer instructions are on file with the Trustee or are received at presentment) upon presentation and surrender of such Note on or before the Maturity Date. Payments of interest will be made to DTC by wire transfer (or, if Certificated Notes are issued, to holders of Certificated Notes by check unless proper wire transfer instructions are on file with the Trustee).

OPTIONAL REDEMPTION

     Except as described below under "-- Redemption for Tax Reasons," the Notes will not be redeemable prior to March 1, 2003. Thereafter, the Notes will be subject to redemption on each Interest Payment Date at the option of the Company, as a whole or from time to time in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the date of redemption.

REDEMPTION FOR TAX REASONS

     If as a result of:

          (A) any actual or proposed change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of the United States, or any change in the application, official interpretation or enforcement of such laws, regulations or rulings;

          (B) any action taken by a taxing authority, which action is generally applied or is taken with respect to the Company;

          (C) a decision rendered by a court of competent jurisdiction in the United States, whether or not such decision was rendered with respect to the Company; or

          (D) a technical advice memorandum or letter ruling or other administrative pronouncement issued by the National Office of the United States Internal Revenue Service, on substantially the same facts as those pertaining to the Company;

which change, amendment, action, decision, memorandum, letter ruling or pronouncement becomes effective or is issued on or after March 3, 1998 (such laws, regulations, rulings, actions, decisions, memoranda or letter rulings being hereafter collectively referred to as "United States Law"), there is a substantial likelihood that the Company will not be entitled to deduct currently for United States federal income tax purposes the full amount of interest accrued in respect of the Notes, the Company at its option may redeem the Notes in whole but not in part, at any time at a redemption price equal to 100% of the principal amount of the Notes, together with interest accrued and unpaid to the date fixed for redemption. Notice of such redemption of the Notes will be given to the holders of the Notes not more than 60 nor fewer than 30 days prior to the date fixed for redemption.

                        UNITED STATES TAX CONSIDERATIONS

     The following summary of the principal United States federal income tax consequences to an initial investor who is a United States Holder (as defined below) of the ownership of Notes is based upon the opinion, set forth in full below, of Baker & McKenzie, special United States tax counsel to SRAC. For purposes of this discussion of United States Tax Considerations, the term "Holder" refers to Book-Entry Note Owners. The discussion deals only with Notes held as capital assets and does not deal with special tax situations, such as dealers in securities or currencies, Holders whose functional currency is not the United States dollar, or persons holding Notes as a hedge against currency risks or as part of a larger integrated financial transaction. Persons considering the purchase of Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations and any consequences arising under the laws of any other taxing jurisdiction.

     As used herein, "United States Holder" means a Holder of a Note who is, or which is, a United States Person. A "United States Person" is (i) a citizen or resident of the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, including the Commonwealth of Puerto Rico (the "United States"),
(ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State (unless, in the case of a partnership, future Treasury regulations otherwise provide) and (iii) an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

     Payments of Interest. Stated interest on a Note will be taxable to a United States Holder as ordinary interest income at the time it accrues or is paid in accordance with the United States Holder's method of accounting for tax purposes.

     Purchase, Sale and Redemption of Notes. A United States Holder's tax basis in a Note will be its U.S. dollar cost. Upon the sale or redemption of a Note, a United States Holder will recognize capital gain or loss equal to the difference between the amount realized on the sale or redemption of the Note and the tax basis of the Note, and such gain or loss will be long-term capital gain or loss if at the time of the sale or redemption the Note has been held for more than one year.

BACKUP WITHHOLDING

     A 31% "backup" withholding tax and information reporting requirements apply to certain payments of principal of and interest on an obligation, and to proceeds of the sale of an obligation before maturity, to certain noncorporate United States Holders, if such Holders fail to provide correct taxpayer identification numbers and other information or fail to comply with certain other requirements. SRAC, its paying agent, or a broker, as the case may be, will be required to withhold from any payment that is subject to backup withholding, a tax equal to 31% of such payment unless the Holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury regulations and certain other conditions are met.

     Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a refund or a credit against such Holder's United States federal income tax, provided that the required information is furnished to the United States Internal Revenue Service.

     The foregoing is based on the Internal Revenue Code of 1986, as amended, regulations, rulings, administrative pronouncements and judicial decisions as of the date hereof. Subsequent developments in these areas could have a material effect on this opinion.

                            BOOK-ENTRY REGISTRATION

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that SRAC believes to be reliable, but SRAC takes no responsibility for the accuracy thereof.

     The Notes will initially be represented by one or more global notes (the "Global Notes") registered in the name of the nominee of DTC except as set forth below. SRAC has been informed by DTC that DTC's nominee will be Cede & Co. Accordingly, Cede & Co. is expected to be the registered Holder of the Global Notes. Unless and until Certificated Notes are issued under the limited circumstances described herein, no person acquiring an interest in the Notes (a "Book-Entry Note Owner") will be entitled to receive a certificate representing such person's interest in the Notes, all references herein or in the Prospectus to actions by Holders shall refer to actions taken by DTC upon instructions from its Participants (as defined below), and all references herein or in the Prospectus to payments to Holders shall refer to payments to DTC or Cede & Co., as the registered Holder of the Global Notes, for distribution to Book-Entry Note Owners in accordance with DTC procedures.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Book-Entry Note Owners that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, Notes may do so only through Participants and Indirect Participants. In addition, Book-Entry Owners will receive all payments of principal, premium, if any, and interest from the Trustee through Participants and, if applicable, Indirect Participants. Under a book-entry format, Book-Entry Note Owners may experience some delay in their receipt of payments, since such payments will be forwarded by the Trustee to Cede & Co., as nominee of DTC. DTC will forward such payments to its Participants which thereafter will forward them to Indirect Participants or Book-Entry Note Owners. Book-Entry Note Owners will not be recognized by the Trustee as Holders, as such term is used in the Indenture, and Book-Entry Note Owners will only be permitted to exercise the rights of Holders indirectly through DTC and its Participants.

     Under the rules, regulations and procedures creating and affecting DTC and its operations (the "Rules"), DTC is required to make book-entry transfers among Participants on whose behalf it acts with respect to the Notes and is required to receive and transmit payments of principal, premium, if any, and interest on the Notes. Participants and Indirect Participants with which Book-Entry Note Owners have accounts with respect to the Notes similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective Book-Entry Note Owners.

     Because DTC can only act on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a Book-Entry Note Owner to pledge Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such Notes, may be limited due to the lack of a physical certificate for such Notes.

     DTC has advised SRAC that it will take any action permitted to be taken by a Holder under the Indenture only at the direction of one or more Participants to whose account with DTC the Notes are credited.

     Notes in fully registered certificated form ("Certificated Notes") will be issued to Book-Entry Note Owners or their nominees, rather than to DTC or its nominees, only if (i) SRAC advises the Trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the Notes, and the Trustee or SRAC is unable to locate a qualified successor, or (ii) SRAC, at its option, elects to terminate the book-entry system through DTC.

     Upon the occurrence of either of the events described in the immediately preceding paragraph, DTC is required to notify all Participants of the availability through DTC of Certificated Notes. Upon surrender by DTC of a Global Note representing the Notes and instructions for re-registration, the Trustee will issue the Notes in the form of Certificated Notes, and thereafter the Trustee will recognize the registered holders of such Certificated Notes as Holders under the Indenture.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the Underwriting Agreement and Pricing Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company the respective principal amounts of Notes set forth opposite its name in the table below:

                                                               PRINCIPAL
                                                               AMOUNT OF
UNDERWRITER                                                      NOTES
-----------                                                   ------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  $ 75,312,500
Morgan Stanley & Co. Incorporated...........................    75,312,500
Smith Barney Inc. ..........................................    75,312,500
Bear, Stearns & Co. Inc. ...................................     3,437,500
CIBC Oppenheimer Corp. .....................................     3,437,500
Dain Rauscher Incorporated..................................     3,437,500
A.G. Edwards & Sons, Inc. ..................................     3,437,500
Piper Jaffray Inc. .........................................     3,437,500
Tucker Anthony Incorporated.................................     3,437,500
US Clearing Corp. ..........................................     3,437,500
                                                              ------------
             Total..........................................  $250,000,000
                                                              ============

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Notes if any are taken.

     The Company has been advised by the Underwriters that they propose to offer part of the Notes directly to the public at the initial public offering price and on the terms set forth on the cover page of this Prospectus Supplement and part to certain dealers at such price less a concession not in excess of $0.50 for each $25.00 principal amount of Notes. After the initial offering of the Notes, the offering price and other selling terms may be varied by the Underwriters.

     The Company has been advised by the Underwriters that they presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Notes.

     Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In the ordinary course of business, certain of the Underwriters and their affiliates have engaged and may engage in the future in transactions with the Company and its affiliates.

                                 LEGAL OPINIONS

     The legality of the Notes is being passed upon for the Company by Nancy K. Bellis, an Assistant General Counsel of Sears. The legality of the Notes is being passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton. Cleary, Gottlieb, Steen & Hamilton from time to time performs legal services for Sears.

                         SEARS ROEBUCK ACCEPTANCE CORP.

                                DEBT SECURITIES

                         ------------------------------

     Sears Roebuck Acceptance Corp. ("SRAC") from time to time may offer up to $3,800,200,000 aggregate initial offering price of its debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities"). If so provided in the accompanying Prospectus Supplement, the Debt Securities of any series may be represented in whole or in part by one or more Global Securities ("Global Securities") registered in the name of a depository's nominee and, if so represented, beneficial interests in such Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the depository and its participants. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be set forth in supplements to this Prospectus. It is anticipated that SRAC will sell Debt Securities directly to institutional investors and may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. See "Plan of Distribution." The accompanying Prospectus Supplement or Prospectus Supplements (the "Prospectus Supplement") sets forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

     The terms of the Debt Securities, including, where applicable, the specific designation, aggregate principal amount, denominations, maturity, premium, if any, rate (which may be fixed or variable) and time of payment of interest, if any, terms for redemption at the option of SRAC or the Holder, terms for sinking fund payments, the initial public offering price, the names of, and the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, deferred pricing arrangements, if any, and the other terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered, are set forth in the accompanying Prospectus Supplement.

     As used herein, Debt Securities shall include securities denominated in U.S. dollars or, at the option of SRAC if so specified in the applicable Prospectus Supplement, in any other currency or in composite currencies or in amounts determined by reference to an index.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

               The date of this Prospectus is February 23, 1998.

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                         ------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................    3
Reports to Holders of Debt Securities.......................    3
Incorporation of Certain Documents by Reference.............    3
Sears Roebuck Acceptance Corp. .............................    4
Use of Proceeds.............................................    4
Summary Financial Information...............................    5
Ratio of Earnings to Fixed Charges..........................    6
Description of Debt Securities..............................    6
Plan of Distribution........................................   10
Legal Opinion...............................................   10
Experts.....................................................   10

                             AVAILABLE INFORMATION

     SRAC and Sears, Roebuck and Co. ("Sears"), SRAC's parent, are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission"). Sears also files proxy statements with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511; and copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). Reports and other information concerning SRAC can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Reports, proxy statements and other information concerning Sears can also be inspected at the offices of the New York Stock Exchange, Inc., the Chicago Stock Exchange Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104.

     Additional information regarding SRAC, Sears and the Debt Securities is contained in the Registration Statement and the exhibits relating thereto, filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to SRAC, Sears and the Debt Securities, reference is made to the Registration Statement, and the exhibits thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

                     REPORTS TO HOLDERS OF DEBT SECURITIES

     Holders of Debt Securities will receive annual reports containing information, including financial information that has been audited and reported on by independent public accountants, about SRAC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Annual Reports on Form 10-K for the year ended December 28, 1996 filed by SRAC and Sears, the Quarterly Reports on Form 10-Q for the quarters ended March 29, 1997, June 28, 1997 and September 27, 1997 filed by SRAC and Sears, and the Current Reports on Form 8-K for January 7, January 23, April 10, June 3, June 5, June 11 and October 16, 1997 and January 22 and February 18, 1998 filed by Sears and for February 25, May 9, May 13 and September 18, 1997 and January 8, 1998 filed by SRAC with the Commission pursuant to Section 13 of the Exchange Act, are incorporated in and made part of this Prospectus by reference.

     All documents filed by SRAC or Sears with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities (other than those portions of such documents described in paragraphs
(i), (k) and (I) of Item 402 of Regulation S-K promulgated by the Commission) shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     SRAC WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN OR TELEPHONE REQUESTS FOR

SUCH COPIES SHOULD BE DIRECTED TO SEARS ROEBUCK ACCEPTANCE CORP., 3711 KENNETT PIKE, GREENVILLE, DELAWARE 19807, ATTENTION: VICE PRESIDENT, FINANCE (302/888-3100).

                         SEARS ROEBUCK ACCEPTANCE CORP.

     SRAC is a wholly-owned subsidiary of Sears and was incorporated in 1956 under the laws of Delaware. Its general offices are located at 3711 Kennett Pike, Greenville, Delaware 19807 (302/888-3100). SRAC raises funds primarily from the direct placement of commercial paper with corporate and institutional investors and through intermediate-term loans, discrete underwritten debt and medium-term notes. SRAC uses borrowing proceeds to acquire short-term notes of Sears and purchase outstanding receivable balances from Sears. Sears, which is a multi-line retailer that conducts domestic and international merchandising operations, uses the funds obtained from SRAC for general funding purposes. SRAC, and not Sears, will be the sole obligor on the Debt Securities.

     SRAC's income is derived primarily from the earnings on its investment in the notes and receivable balances of Sears. The interest rate on Sears notes is presently calculated so that SRAC maintains an earnings to fixed charges ratio of at least 1.25. The yield on the investment in Sears notes is related to SRAC's borrowing costs and, as a result, SRAC's earnings fluctuate in response to movements in interest rates and changes in Sears borrowing requirements. Subject to the provisions of the Indenture relating to the Debt Securities, SRAC will be required to maintain a ratio of earnings to fixed charges (determined in accordance with Item 503(d) of Regulation S-K promulgated by the Commission) of not less than 1.10 for any fiscal quarter and cause Sears to maintain ownership of all voting stock of SRAC as long as any Debt Securities are outstanding, and Sears has agreed to pay SRAC such amounts as may be necessary for such purpose and to maintain such ownership. See "Description of Debt Securities--Certain Restrictions."

     At December 31, 1997, SRAC had eight employees.

                                USE OF PROCEEDS

     The net proceeds to be received by SRAC from the sale of the Debt Securities offered hereby will be added to its general funds and initially used to reduce short-term indebtedness. As indicated under "Sears Roebuck Acceptance Corp.," SRAC's principal business is the purchase of short-term notes of Sears; also, on occasion, SRAC purchases receivable balances from Sears domestic credit operations. SRAC expects to incur additional indebtedness, but the amount and nature thereof have not yet been determined and will depend on economic conditions and certain capital requirements of Sears. It is anticipated that Sears and its subsidiaries will continue their practice of short-term borrowing and will, from time to time, incur additional long-term debt and engage in securitization programs in which interests in pools of credit card receivables are sold in public or private transactions. Sears also may, from time to time, issue equity securities.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth certain summary financial information of SRAC for the five fiscal years ended December 28, 1996. The summary information should be read in conjunction with the financial statements of SRAC and the notes thereto incorporated herein by reference.

                                                  1996      1995     1994     1993     1992
                                                  ----      ----     ----     ----     ----
                                                            (DOLLARS IN MILLIONS)
Operating Results
Total revenues.................................  $   689   $  510   $  283   $  338   $   697
Interest and related expenses..................      546      405      219      236       483
Total expenses.................................      548      407      221      277       532
Income taxes...................................       49       36       22       21        56
Net income.....................................       92       67       40       40       108
Financial Position
Assets
  Notes of Sears...............................  $11,609   $8,397   $6,843   $3,404   $10,494
  Receivable balances purchased from Sears.....       76       81       82       88       963
  Total assets.................................   12,004    8,635    7,031    4,146    12,415
Liabilities
  Commercial paper.............................  $ 3,324   $4,451   $4,913   $2,475   $ 8,515
  Agreements with bank trust departments.......       82      137       87      140       398
  Intermediate-term loans......................      715      895      845       --        --
  Medium-term notes............................    4,834    1,384       --       --        --
  Discrete underwritten debt...................    1,298      499       --       --        --
  Loan agreements with Sears Overseas Finance,
     N.V. .....................................       --       --       --      380       332
  Total liabilities............................   10,317    7,390    5,854    3,008     9,287
Sears, Roebuck and Co. investment in SRAC
  Capital stock (including capital in excess of
  par value)...................................  $   385   $   35   $   35   $   35   $   365
  Retained income..............................    1,302    1,210    1,143    1,103     2,763
Debt as percentage of equity...................      608%     592%     496%     263%      296%
Other Pertinent Data
Commercial paper
  Average daily outstandings...................  $ 4,387   $4,963   $3,615   $3,812   $ 9,328
Agreements with bank trust departments
  Average daily outstandings...................       98      154      124      402       747
Contractual credit facilities (year-end).......    5,000    5,720    5,132    4,200    10,812

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for SRAC for the nine-month period ended September 27, 1997 was 1.25 and for the years ended December 28, 1996, December 30, 1995, and December 31, 1994, 1993 and 1992 was 1.26, 1.26, 1.29,
1.26 and 1.34, respectively. Earnings consist of net income plus fixed charges and income taxes. Fixed charges consist of interest costs and amortization of debt discount and expense; rental expense is insignificant with no effect on the calculation. The interest rate paid by Sears to SRAC on its investment in Sears notes is presently calculated to produce earnings sufficient to cover SRAC's fixed charges at least 1.25 times.

     The ratio of income to fixed charges for Sears and its consolidated subsidiaries for the nine-month period ended September 27, 1997 was 2.05 and for the years ended December 28, 1996, December 30, 1995, and December 31, 1994 and 1993 was 2.40, 2.15, 2.06 and 1.66, respectively. For the year ended December 31, 1992, earnings did not cover fixed charges by $2,870 million. In the computation of the ratio of income to fixed charges for Sears and its consolidated subsidiaries, income consists of income from continuing operations less undistributed net income of unconsolidated subsidiaries plus fixed charges (excluding capitalized interest) and federal and state income taxes. Fixed charges consist of interest costs plus the portion of operating lease rentals which is estimated to represent the interest element in such rentals.

                         DESCRIPTION OF DEBT SECURITIES

     The following descriptions of the terms of the Debt Securities set forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities.

     The Debt Securities are to be issued under one of the Indentures (each, an "Indenture") referred to in the following sentence, a copy of the form of which has been filed as an exhibit to the Registration Statement. SRAC has entered into an Indenture with The Chase Manhattan Bank, as Trustee, and may enter into Indentures with one or more other Trustees eligible to act as Trustee (each, a "Trustee") under an Indenture pursuant to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The particular Indenture under which any series of Debt Securities is to be issued, and the identity of the Trustee under such Indenture, will be identified in the Prospectus Supplement relating to such series of Debt Securities. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular provisions or defined terms in the Indenture are referred to herein, such provisions or defined terms are incorporated by reference.

GENERAL

     The Debt Securities will be unsecured obligations of SRAC.

     The Indenture does not limit the amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series.

     Reference is made to the Prospectus Supplement relating to the particular series of Offered Debt Securities offered thereby for the following terms of the Offered Debt Securities: (i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) the date or dates on which the Offered Debt Securities will mature; (iv) the price (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (v) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest, if any; (vi) the date from which such interest, if any, on the Offered Debt Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any;
(vii) the date or dates, if any, after or on which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption, conversion or exchange provisions, be redeemed, converted or exchanged at the option of SRAC or of the Holder thereof and the other detailed terms and provisions of such optional or mandatory redemption; (viii) any subordination provisions; (ix) the dates, if any, on which and the price or prices at which the Offered Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund provisions, be redeemed by SRAC, and the other detailed terms and provisions of such sinking fund; (x) if other than the principal amount thereof, the amount of Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof; (xi) the terms of any warrants attached to the Offered Debt Securities; (xii) the currency or currencies, including European Currency Units or other composite currencies, in which Offered Debt Securities may be purchased and in which principal, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; (xiii) any index used to determine the amount of payments of principal, premium, if any, and interest, if any, on the Offered Debt Securities; (xiv) whether the Offered Debt Securities are issuable in whole or in part as one or more Global Securities and, in such case, the name of the Depository for such Global Security or Global Securities; (xv) the place or places, if other than as set forth in the Indenture, where the principal, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; and (xvi) any other terms relating to the Offered Debt Securities not inconsistent with the Indenture but which may modify or delete any provision of the Indenture insofar as it applies to such series; provided that no term thereof shall be modified or deleted if imposed under the Trust Indenture Act and that any modification or deletion of the rights, duties or immunities of the Trustee shall have been consented to in writing by the Trustee.

     Principal, premium, if any, and interest, if any, will be payable, and the Debt Securities (other than Debt Securities represented by Global Securities) will be transferable, at the office or agency of SRAC maintained for such purposes in the Borough of Manhattan of the City of New York, and at such other places, if any, in the city in which the principal executive offices of SRAC or the city in which the principal corporate trust office of the Trustee are located, as SRAC may designate, which, except as otherwise specified in the Prospectus Supplement relating to a particular series of Offered Debt Securities, will initially include the principal corporate trust office of the Trustee in the Borough of Manhattan of The City of New York and the principal executive offices of SRAC in Greenville, Delaware. Unless other arrangements are made, interest on the Debt Securities (other than Debt Securities represented by Global Securities) will be paid by checks mailed to the Holders at their registered addresses. (Sections 2.5, 3.1, 3.2) Information with respect to payment of principal, premium, if any, and interest, if any, on, and transfers of beneficial interests in, Debt Securities represented by Global Securities will be set forth in the Prospectus Supplement relating thereto.

     If the principal, premium, if any, and interest, if any, will be payable in a currency other than U.S. dollars, including European Currency Units or another composite currency, and such currency is not available for payment due to the imposition of exchange controls or other circumstances beyond the control of SRAC, SRAC shall satisfy its payment obligations in U.S. dollars on the basis of the Market Exchange Rate for such currency on the latest date for which such rate was established on or before the date on which payment is due. (Section 2.12)

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of the Offered Debt Securities, but SRAC may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 2.2, 2.5)

     Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of a default and the continuation thereof.

CERTAIN RESTRICTIONS

     The Indenture provides that SRAC will maintain a Fixed Charge Coverage Ratio for any fiscal quarter of not less than 1.10 and that SRAC will cause Sears to maintain ownership of all the voting stock of SRAC. "Fixed Charge Coverage Ratio" means SRAC's ratio of earnings to fixed charges determined in accordance with Item 503(d) of Regulation S-K promulgated by the Commission, as in effect on the date of the Indenture. Pursuant to letter agreements between SRAC and Sears (the "Fixed Charge Coverage and Ownership Agreement"), Sears has agreed, for the benefit of holders of outstanding Debt Securities, that, (i) as long as SRAC is so required to maintain such Fixed Charge Coverage Ratio, Sears will pay SRAC such amounts which, together with any other earnings available therefor, are sufficient for SRAC to maintain such Fixed Charge Coverage Ratio, and (ii) as long as SRAC is so required to cause Sears to maintain ownership of SRAC, Sears will maintain such ownership. The Indenture provides that SRAC (i) will cause Sears to observe and perform in all material respects all covenants or agreements of Sears contained in the Fixed Charge Coverage and Ownership Agreement and (ii) will not amend, waive, terminate or otherwise modify any provision of the Fixed Charge Coverage and Ownership Agreement. (Section 3.6)

DEFAULTS

     The following are defaults with respect to any series of Debt Securities:
(a) failure to pay the principal amount (and premium, if any) on such series when due and payable; (b) failure to pay any interest on such series when due, continued for 30 days (unless the entire amount of such payment is deposited by SRAC with the Trustee or with a paying agent prior to the expiration of 30 days); (c) failure to perform any other covenant of SRAC in the Indenture (other than a covenant included in the Indenture solely for the benefit of any series of Debt Securities other than that series), continued for 60 days after written notice; (d) acceleration of $100,000,000 or more in principal amount of indebtedness for borrowed money of SRAC (including acceleration with respect to Debt Securities other than that series) or Sears under the terms of the instrument under which such indebtedness is issued or secured (including the Indenture), if such indebtedness shall not have been discharged or such acceleration is not annulled within 30 days after written notice or prior to the time principal owed on the outstanding Debt Securities of that series shall be declared due and payable, except as a result of compliance with applicable laws, orders or decrees; and (e) certain events of bankruptcy, insolvency, or reorganization. In addition, a particular series of Debt Securities may provide for additional events of default, as may be described in the Prospectus Supplement. If a default shall occur and be continuing with respect to any series of Debt Securities, the Trustee or the Holders of a majority in principal amount of the outstanding Debt Securities of that series may declare the principal amount of such series (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) due and payable immediately, which declaration may, in certain instances, be annulled by the Holders of a majority of the principal amount of outstanding Debt Securities of that series. In the case of such declaration, there would become due and payable such principal amount plus any accrued interest or other periodic payments. (Section 6.1)

     No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder previously shall have given to the Trustee written notice of a default and unless also the Holders of a majority of the principal amount of outstanding Debt Securities of that series shall have made written request upon the Trustee, offering reasonable indemnity, to institute such proceeding as Trustee, and the Trustee shall have neglected or refused to institute such proceeding within a reasonable time. However, the right of any Holder of any Debt Security of that series to enforce the payment of principal and interest on such Debt Security, on or after the due dates expressed in such Debt Security, may not be impaired or affected. (Section 6.7)

     SRAC is required to furnish annually to the Trustee statements as to the performance or fulfillment of its covenants, agreements or conditions in the Indenture and as to the absence of default. (Section 3.4)

MODIFICATION OR AMENDMENT OF THE INDENTURE

     Modifications and alterations of the Indenture may be made by SRAC with the consent of the Holders of a majority of the aggregate principal amount of the outstanding Debt Securities of each series affected by the modification or alteration, provided that no such change shall be made without the consent of the Holders of each Debt Security then outstanding affected thereby which will
(a) permit the extension of the time of payment of any payment on any such Debt Security, or a reduction in any such payment, or (b) reduce the above-stated percentage of Holders of any series of Debt Securities whose consent is required to modify or alter the Indenture. (Article Xl)

DEFEASANCE

     Unless otherwise provided for in the accompanying Prospectus Supplement, SRAC may discharge the Indenture with respect to Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, replace mutilated, destroyed, lost and stolen Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) upon the deposit with the Trustee or a paying agent, in trust, of (1) money in an amount sufficient, or (2) U.S. Government Obligations (if the Debt Securities are denominated in U.S. dollars) or Eligible Obligations (if the Debt Securities are denominated in a Foreign Currency) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient, or (3) any combination thereof in an amount sufficient, to pay the principal, premium, if any, and each installment of interest on the Debt Securities of such series on the dates such payments are due in accordance with the terms of the Indenture and such Debt Securities. Such a trust may only be established if, among other things, SRAC has received a ruling from the Internal Revenue Service or an opinion of recognized counsel who is not an employee of SRAC based on a change of law, in either case to the effect that, among other things, the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of the Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred. Notwithstanding such deposit, the obligations of SRAC under the Indenture to pay interest and principal shall remain in full force and effect until the Debt Securities of such series have been paid in full. (Section 13.4)

     If and when a ruling from the Internal Revenue Service or an opinion of recognized counsel can be provided without reliance upon the continuation of SRAC's obligations regarding the payment of interest and principal, then such obligations of SRAC shall cease upon delivery to the Trustee of such ruling or opinion and compliance with the other conditions precedent provided for in the Indenture. (Section 13.4) Under present ruling positions of the Internal Revenue Service, such a ruling is not obtainable.

REGARDING THE TRUSTEE

     The Chase Manhattan Bank, which is a Trustee under an Indenture, performs other services for SRAC.

                              PLAN OF DISTRIBUTION

     SRAC may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. It is anticipated that SRAC will offer Debt Securities directly to brokers or dealers, investment companies, insurance companies, banks, savings and loan associations, trust companies or similar institutions, and trusts for which a bank, savings and loan association, trust company or investment adviser is the trustee or authorized to make investment decisions.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Prospectus Supplement will describe the method of distribution of the Offered Debt Securities.

     In connection with the sale of Debt Securities, underwriters may receive compensation from SRAC or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts, commissions or concessions received by them and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation will be described, in the Prospectus Supplement.

     Under agreements that may be entered into by SRAC, underwriters, dealers and agents that participate in the distribution of Debt Securities may be entitled to indemnification by SRAC against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINION

     Unless otherwise specified in the accompanying Prospectus Supplement, the legality of the Debt Securities is being passed upon for SRAC by Nancy K. Bellis, an Assistant General Counsel of Sears.

                                    EXPERTS

     The annual financial statements incorporated by reference in this prospectus and the financial statements from which the Summary Financial Information included in this Prospectus have been derived have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports incorporated by reference herein. Such financial statements and Summary Financial Information have been incorporated by reference and included herein, respectively, in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information contained in the Quarterly Reports on Form 10-Q for Sears and SRAC, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Quarterly Reports on Form 10-Q for Sears and SRAC and incorporated by reference herein, they did not audit and they did not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

======================================================
======================================================

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                            PAGE
                                            ----
Interim Financial Information.............   S-2
Description of Notes......................   S-3
United States Tax Considerations..........   S-4
Book-Entry Registration...................   S-6
Underwriting..............................   S-7
Legal Opinions............................   S-8
                   PROSPECTUS
Available Information.....................     3
Reports to Holders of Debt Securities.....     3
Incorporation of Certain Documents by
  Reference...............................     3
Sears Roebuck Acceptance Corp. ...........     4
Use of Proceeds...........................     4
Summary Financial Information.............     5
Ratio of Earnings to Fixed Charges........     6
Description of Debt Securities............     6
Plan of Distribution......................    10
Legal Opinion.............................    10
Experts...................................    10

                                  $250,000,000

                                 SEARS ROEBUCK
                                ACCEPTANCE CORP.

                                  7% NOTES DUE
                                 MARCH 1, 2038

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                              SALOMON SMITH BARNEY

======================================================
======================================================